UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2008
Commission File Number 0-18927
TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
(full title of plan)
TANDY BRANDS ACCESSORIES, INC.
690 East Lamar Boulevard, Suite 200
Arlington, Texas 76011
(name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee and Participants of the
Tandy Brands Accessories, Inc. Benefit Restoration Plan
We have audited the accompanying statements of net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Tandy Brands Accessories, Inc. Benefit Restoration Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Whitley Penn LLP
Fort Worth, Texas
March 20, 2009

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
Assets
Investments, at fair value:
Tandy Brands Accessories, Inc. Common Stock
Shares: 2008 - 110,487; 2007 - 85,928
Cost: 2008 — $1,092,138; 2007 — $980,484	$141,865	$837,802
Munder Tax-Free Money Market Fund — Class K
Shares — 6,536; Cost — $6,536	—	6,536

Total investments	141,865	844,338

Receivables:
Participants’ contributions	4,255	4,133
Company contributions	19,140	18,959
Dividends	—	3,437

Total receivables	23,395	26,529

Total Assets	165,260	870,867

Liabilities	—	—

Net Assets Available For Benefits	$165,260	$870,867

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2008	2007	2006
Additions
Contributions:
Participants	$36,341	$35,382	$38,882
Company	54,512	53,073	58,323
Dividends	11,131	13,296	8,103

Total Additions	101,984	101,751	105,308

Net Depreciation In Value Of Investments	(807,591)	(167,260)	(13,111)

Net (Deductions) Additions	(705,607)	(65,509)	92,197

Net Assets Available For Benefits
Beginning of year	870,867	936,376	844,179

End of year	$165,260	$870,867	$936,376

See accompanying notes to financial statements.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description
General
The following description of the Tandy Brands Accessories, Inc. Benefit Restoration Plan (the “Plan”) sponsored by Tandy Brands Accessories, Inc. (the “Company”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan was initially effective July 1, 1993 and amended effective April 1, 1996, June 12, 1997, July 1, 2001, July 1, 2003, and December 31, 2008. The 2008 amendment was made to comply with Section 409A (“Section 409A”) of the Internal Revenue Code of 1986, as amended (the “Code”).
The Plan is a deferred compensation plan designed to restore retirement benefits not provided by the Company’s Employees Investment Plan (the “EIP”) because of contribution limitations imposed by Sections 401(a)(17) and 402(g)(1) of the Code. All Plan benefits are unsecured obligations of the Company. The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”) and is not qualified under Section 401(a) of the Code.
Eligibility
Eligible employees are those members of a select group in key positions of management and responsibility, as determined by the Company’s Chief Executive Officer, who elect to contribute to the EIP for the Plan year the lesser of (a) the maximum elective deferral permitted under Section 402(g)(1) of the Code, or (b) the maximum salary reduction contributions permitted under the terms of the EIP. Two employees participated in the Plan during each of the most recent three years.
Deferral elections must be made no later than the last day of the December preceding the Plan year for which the employee elects to contribute or within thirty days of being notified of initial eligibility to participate in the Plan. Initial contributions commence with the first full payroll period beginning in the calendar quarter following receipt of the employee’s election. Deferral elections may be modified if the change is made at least twelve months prior to the originally elected distribution date and the new distribution date is at least five years subsequent to the distribution date being modified. No distribution date modification may accelerate payments in violation of Section 409A.
Contributions
A participant may contribute from 1% to 10% of their annual compensation for the Plan year, reduced by the participant’s total contributions to the EIP for the year. Annual compensation is the participant’s total remuneration reported on the federal income tax withholding statement, excluding Company contributions to the Stock Purchase Program and amounts realized from the Company’s stock options, plus amounts not includable in gross income pursuant to Sections 125 and 402(e)(3) of the Code.
The Company contributes for each participant employed at quarter-end 150% of the participant’s quarterly contributions to the Plan. The Company’s matching contributions are required to be invested in the Company’s common stock or as otherwise determined by the Company.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Plan Description (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions as of the date on which they otherwise would have been paid to the participant. The Company’s contributions are made within 30 days after the end of each quarter.
Participants may elect once every six months, on January 1 or July 1, unless otherwise determined by the Administrative Committee, to allocate their contributions in 5% increments to investments in:
Munder Tax-Free Money Market Fund — Class K prior to December 2008
Goldman Sacks Financial Square Tax-Free Money Market Fund after November 2008
Munder Tax-Free Short & Intermediate Bond Fund — Class K
Tandy Brands Accessories, Inc. Common Stock
Benefit Payments
Lump sum cash benefit payments are made the earlier of the time the participant specifies in a deferral election, the participant’s death, or sixty days following the calendar year in which the participant attains age sixty-five. Due to administrative necessity, benefit payments may be delayed up to the later of the last day of the calendar year or the fifteenth day of the third calendar month following the date on which payment would otherwise be made. However, no payments may be made to a “specified employee” (within the meaning of Section 409A) prior to six months following the Participant’s separation from service (as defined under Section 409A) or the Participant’s death, if earlier. Payment of amounts subject to the six-month delay imposed by Section 409A are payable without interest on the first day of the seventh month following separation from service.
If a portion of a participant’s account balance is required to be included in income prior to receipt of proceeds from the account because the Plan, or an aggregated plan, fails to comply with Section 409A, the Administrative Committee may authorize distribution of the lesser of the account portion required to be included in income or the account balance. Also, if the Company is required to withhold amounts to pay the participant’s portion of Federal Insurance Contributions Act (“FICA”) taxes imposed under Sections 3101, 3121(a), or 3121(v)(2) of the Code before they otherwise would be paid, the Administrative Committee may authorize distribution of the lesser of the participant’s account balance or the sum of the FICA taxes and the related income tax withholding.
Hardship withdrawals of specified amounts may be made by a participant who is not a “specified employee” (within the meaning of Section 409A) under specified conditions.
Vesting
Participants are immediately vested in all contributions to their accounts as unsecured general creditors of the Company. Voting rights with respect to Plan assets are retained by the Company.
Plan Amendment or Termination
The Company may amend or terminate the Plan at any time, but no such action shall have the effect of retroactively changing or depriving participants or beneficiaries of rights already accrued under the Plan.

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.
Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.
Contributions
Participant and Company contributions are accrued in the period in which participants’ contributions are deducted from their pay.
Investments
The fair values of the Plan’s investments are measured by quoted prices in active markets for identical assets (Level 1 of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” hierarchy). The Plan’s investments are subject to market or credit risks customarily associated with debt and equity investments.
Investment transactions are recorded on a trade-date basis with realized and unrealized gains and losses being a component of the net depreciation in the value of investments. Dividend income is recognized on the ex-dividend date.
Benefit Payments
Benefit payments are recorded when paid.
Nonparticipant-Directed Investments
The following presents the nonparticipant-directed investments as of December 31.

	2008	2007
Tandy Brands Accessories, Inc. Common Stock 2008 — 64,663 shares; 2007 — 51,137 shares	$83,027	$498,590
Munder Tax-Free Money Market Fund — Class K — 4,654 shares	—	4,654

	$83,027	$503,244

TANDY BRANDS ACCESSORIES, INC.
BENEFIT RESTORATION PLAN
NOTES TO FINANCIAL STATEMENTS
Nonparticipant-Directed Investments (continued)
The following presents the changes in nonparticipant-directed investments.

	2008	2007	2006
Company contributions	$54,439	$52,716	$66,759
Dividends	8,696	7,163	4,670
Net depreciation in value of investments	(483,352)	(99,754)	(8,535)

Net (decrease) increase	(420,217)	(39,875)	62,894

Beginning of year	503,244	543,119	480,225

End of year	$83,027	$503,244	$543,119

Plan Administration
A third-party trustee holds and manages the Plan’s assets. The Plan’s administrative expenses are paid by the Company.
Tax Status
The Plan is a segregation of the Company’s assets for the payment of benefits pursuant to the Plan; consequently, the Plan’s income is included in the determination of the Company’s taxable income and the Plan is not subject to income tax under the Code. Distributions to participants are subject to employment taxes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

TANDY BRANDS ACCESSORIES, INC. BENEFIT RESTORATION PLAN
Date: March 20, 2009	/s/ N. Roderick McGeachy, III
N. Roderick McGeachy, III
Administrative Committee Member

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation of our report dated March 20, 2009, accompanying the financial statements included in this annual report on Form 11-K, in the registration statement on Form S-8 (Registration No. 333-109526) pertaining to the Tandy Brands Accessories, Inc. Benefit Restoration Plan and the related prospectus.

/s/ Whitley Penn LLP
Fort Worth, Texas
March 20, 2009